Applied Optoelectronics, Inc.

13115 Jess Pirtle Blvd. Sugar Land, TX 77478

Tel: 281-295-1800 Fax: 281-295-1888 www.ao-inc.com

December 11, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Brian Cascio, Accounting Branch Chief, Office of Electronics and Machinery

Re:                             Applied Optoelectronics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 5, 2015

Form 8-K Dated November 5, 2015

File No. 001-36083

Dear Mr. Cascio:

Applied Optoelectronics, Inc. (the “Company”) is pleased to respond to your comment letter dated November 30, 2015 concerning its Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) and the Form 8-K dated November 5, 2015 (the “Form 8-K”).

For your convenience, we have restated your comments below in italicized, bold type and followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 9A. Controls and Procedures, page 53

1.                                            Please amend your Form 10-K to include management’s report on your internal control over financial reporting, including management’s assessment of the effectiveness of your internal control over financial reporting as of December 31, 2014, as required by Item 308(a) of Regulation S-K. Please note that the exemption available in the Instructions to paragraphs (a) and (b) of Item 308 of Regulation S-K only applies to the first annual report subsequent to your effective registration statement.

Response to Comment 1:  We acknowledge the Staff’s comment and note that management’s report on internal control over financial reporting, including management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, was omitted from the Form 10-K. The Company will amend its filing to include management’s report on internal control over financial reporting. The applicable revised disclosure will be set forth in an Amendment Number 2 to Form 10-K. A proposed draft of the revised disclosure is attached hereto as Annex A. The Company will also include an amendment to the Risk Factor entitled “If we fail to maintain effective internal control over financial reporting in the future, the accuracy and timing of our financial reporting may be adversely affected” as set forth hereto in Annex B.

2.                                            In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response to Comment 2:  We acknowledge the Staff’s comment and advise that in connection with the Company’s filing of Amendment No. 2 to the Form 10-K, the Company has considered whether management’s failure to provide the report on internal control over financial reporting in the original filing of the Form 10-K impacts its conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2014.

Prior to the filing of the Form 10-K, management did, in fact, perform its evaluation of the Company’s internal control over financial reporting as of December 31, 2014, using the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that internal control over financial reporting was effective. The Company does not believe that the omission of the management report in its original Form 10-K for the year ended 2014 impacts the effectiveness of the Company’s internal control over financial reporting, as the Company properly followed all policies and procedures related to its financial reporting and the omission does not affect the accuracy of the Company’s financial statements or the reliability of its financial reporting.

However, in view of the Company’s omission of the management report in its initial 10-K filing, the Company has concluded that its disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2014. The Company will amend its filing to reflect its revised conclusion on the effectiveness of its disclosure controls and procedures. A proposed draft of the revised disclosure is included in Annex A.

Certifications

Exhibit 31

3.                                                We note that the certifications filed as Exhibits 31. l and 31.2 exclude the introductory language in the fourth paragraph as well as paragraph 4(b) allowed for the transition period by Part III.E of SEC Release 33-8238. Since the transition period has ended please file an amendment to your Form 10-K that includes the entire filing together with currently dated and signed certifications of your certifying officers in the form currently set forth in Item 601(b)(31) of Regulation S-K. This comment also applies to your Forms 10-Q for the periods ended March 31, June 30 and September 30, 2015.

Response to Comment 3:   We acknowledge the Staff’s comment and will include revised certifications that comply with Item 601 of Regulation S-K in Amendment No. 2 to the Form 10-K as well as in amendments to the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2015. The revised certifications will include the introductory language in paragraph 4 and the language in paragraph 4(b) of the certifications required by Exchange Act Rules 13a-14(a) and 15d-14(a) and such language will be included in the Company’s future periodic filings.

In addition, because these clauses were inadvertently omitted, the Company’s management concluded that its disclosure controls and procedures were not effective at the reasonable assurance level as of March 31, 2015, June 30, 2015 and September 30, 2015. The Company will further amend its filings on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015 to reflect its revised conclusion on the effectiveness of its disclosure controls and procedures for those periods.

Finally, the Company will also include an amendment to the Risk Factor entitled “If we fail to maintain effective internal control over financial reporting in the future, the accuracy and timing of our financial reporting may be adversely affected” in the Quarterly Reports on Form 10-Q listed above as set forth hereto in Annex B.

Form 8-K Dated November 5, 2015

4.                                                We note that you present non-GAAP statements of operations on page 6 of Exhibit 99.1. Please tell us how you considered the guidance set forth in Question 102.10 of the Division’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, when making your presentation. Otherwise, please confirm that you will remove the non-GAAP statements of operations from your future presentations.

Response to Comment 1:  We acknowledge the Staff’s comment.  We will no longer include the non-GAAP statements of operations in our future presentations.

***

In responding to your comments, we acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (713) 295-1806 if you would like further clarification or additional information.

Sincerely,

APPLIED OPTOELECTRONICS, INC.

/s/ STEFAN J. MURRY
STEFAN J. MURRY
Chief Financial Officer

CC:	Julie Sherman
Thomas Jones
Tim Buchmiller

Annex A

Item 9A.                                              Controls and Procedures

a.                          Evaluation of Disclosure Controls and Procedures.

The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.  Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their control objectives.

As noted below, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report on Form 10-K based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission and concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.  Due to a clerical error, however, the disclosure required by Item 308(a) of Regulation S-K and certain clauses in the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 were inadvertently omitted.  As a result of this clerical error, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2014.

The Company has implemented form requirement checks and additional pre-filing review controls, effective immediately, to ensure the effectiveness of our disclosure controls and procedures in future periods.

b.                          Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that our degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report on Form 10-K based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2014.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

c.                           Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) identified in connection with management’s evaluation required by the Rules 13a-15(d) and 15d-15(d) under the Exchange Act that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Annex B

If we fail to maintain effective internal control over financial reporting in the future, the accuracy and timing of our financial reporting may be adversely affected.

Preparing our consolidated financial statements involves a number of complex manual and automated processes, which are dependent upon individual data input or review and require significant management judgment. One or more of these elements may result in errors that may not be detected and could result in a material misstatement of our consolidated financial statements. The Sarbanes-Oxley Act requires, among other things, that as a publicly-traded company we disclose whether our internal control over financial reporting and disclosure controls and procedures are effective. In addition, for so long as we qualify as an “emerging growth company” under the JOBS Act, which may be up to five years following our initial public offering in September 2013, we will not have to provide an auditor’s attestation report on our internal controls in future annual reports on Form 10-K as otherwise required by Section 404(b) of the Sarbanes-Oxley Act. During the course of any evaluation, documentation or attestation, we or our independent registered public accounting firm may identify weaknesses and deficiencies that we may not otherwise identify in a timely manner or at all as a result of the deferred implementation of this additional level of review.

We have implemented internal controls that we believe provide reasonable assurance that we will be able to avoid accounting errors or material weaknesses in future periods. However, our internal controls cannot guarantee that no accounting errors exist or that all accounting errors, no matter how immaterial, will be detected because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute assurance that the control system’s objectives will be met. If we are unable to implement and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely impacted. This could result in late filings of our annual and quarterly reports under the Securities Exchange Act of 1934, or the Exchange Act, restatements of our consolidated financial statements, a decline in our stock price, suspension or delisting of our common stock by NASDAQ, or other material adverse effects on our business, reputation, results of operations or financial condition.